Kaye Cooper Kay & Rosenberg, llp
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FLORHAM PARK, NEW JERSEY 07932

TELEPHONE (973) 443-0600
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DAVID M. KAYE	Direct Dial
Admitted in NJ and NY	(973) 443-0670

August 28, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Pamela Long, Assistant Director

Re:	Life Nutrition Products, Inc. Amendment No. 2 to Form 8-K Filed July 23, 2013 Form 10-Q for the Period Ended May 31, 2013 Filed July 23, 2013 File No. 001-34274

Dear Ms. Long:

On behalf of ADGS Advisory, Inc., formerly known as Life Nutrition Products, Inc., (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 5, 2013 (the “Comment Letter”), relating to the Current Report on Form 8-K filed with the Commission on April 12, 2013, and amended on June 14, 2013 and July 23, 2013 (SEC File No. 001-34274).   In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 3 (the “8-K Amendment”) to its Current Report on Form 8-K originally filed on April 12, 2013, and  Amendment No. 1 (the “10-Q Amendment”) to its Form 10-Q for the period ended May 31, 2013.

The factual information provided herein relating to the Company has been made available to us by the Company.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs in the Comment Letter.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the 8-K Amendment and 10-Q Amendment.

Form 8-K/A Filed July 23, 2013

Certain Relationships and Related Transactions, and Director Independence, page 33

1.
Please provide a complete description of the advances made to shareholders.  See comment 13 of our letter dated June 27, 2013.  Item 404 of Regulation S-K requires disclosure of the name of the related persons with whom the transaction has been entered, the basis on which the person is a related person, their interest in the Company, the amount involved for each person, and the largest aggregate amount of principal outstanding during the period for which disclosure is provided, and the amount of the latest practicable date.  Please also explain in greater detail what you mean when you refer to “amounts due to shareholders” versus “advances made to shareholders.”

Pamela Long
Securities and Exchange Commission
August 28, 2013

RESPONSE:  Such disclosure has been revised to disclose the name of the related person with whom the transactions have involved.   Such transactions have only involved Tong Wing Shan, one of the two principal shareholders of the Company and former principal shareholder of Almonds Kisses (BVI).  The disclosure has also been expanded to provide the information requested.  The amounts due to shareholders represent advances which were provided by Tong Wing Shan to the Company and which were repaid by the Company in fiscal 2012.  The advances made to shareholders represents advances made by the Company to Tong Wing Shan.

Item 9.01 Financial Statements and Exhibits, page 41

2.
Please refer to comment 15 of our letter dated June 27, 2013.  Please file copies of the loan agreements and acquisition regarding Vantage.  Please note that the requirement of filing material contracts is not affected by the extent of disclosure provided in other filings.

RESPONSE:  Such documents have been filed as exhibits to the 8-K Amendment.

Almonds Kisses Limited

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 7

3.
We note your response to our prior comment number 17 in our letter dated June 27, 2013.  Similar to your presentation of bank loan activity, please modify your current presentation of “Due to stockholders” to provide separate line items depicting “borrowings from shareholders” and “repayments to shareholders” for each period presented.

RESPONSE:  Such presentation has been modified in the Statements of Cash Flows where applicable under cash flows from financing activities to provide separate line items involving shareholder transactions.

Note 4 – Due from Stockholders, page 14

4.
We note your response to our prior comment number 21.  Please expand your disclosure to provide a roll-forward of the activity for these shareholder advances including the beginning balance for each period, the amount of advances to shareholders during each period, any repayments by shareholders during each period and the ending balance as of each balance sheet date presented.  This comment applies to your audited annual financial statements as well as subsequent quarterly periods you have provided, including your most recent quarter ended May 31, 2013.

Pamela Long
Securities and Exchange Commission
August 28, 2013

RESPONSE: Such disclosure has been expanded to provide a roll-forward of the activity for the shareholder advances including the beginning balance for each period, the amount of advances to shareholder during each period, any repayments by shareholder during each period and the ending balance as of each balance sheet date presented.  Such information has been provided in the audited annual financial statements as well as subsequent quarterly periods included in the financial statements filed with the 8-K Amendment, along with the 10-Q Amendment.

Note 8 – Due to Shareholders, page 15

5.
Please expand your footnote disclosure to include a roll-forward presentation of your “Due to Shareholders” balance for all periods presented.  Your presentation should include the beginning balance for each period, commencing with September 1, 2010, followed by a line item for “loans from shareholders” during the period, “repayments to shareholders” during each period and “ending balance” as of each balance sheet date.  This comment applies to your audited annual financials statements as well as subsequent quarterly periods you have provided, including your most recent quarter ended May 31, 2013.

RESPONSE: Such disclosure has been expanded in the financial statements for the year ended August 31, 2012 to include a roll-forward presentation of the “Due to Shareholders” balance for the period commencing September 1, 2010 to August 31, 2011. Such note has been modified to also reflect that the amounts due to shareholder was repaid in fiscal 2012. Therefore, there is not comparable footnote disclosure in the subsequent financial statements.

Form 10-Q for the Period Ended May 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  26

Trends and Uncertainties, page 29

6.
Under this heading you state on May 31, 2013 you had outstanding bank loans in the principal amount of $4,231,207.  However, on page 22 in note ten to the financial statements, as well as under the heading “Liquidity and Capital Resources” on page 35, you state your outstanding loan amount as of that date totaled $3,610,443.  Please supplementally advise us of the basis of this inconsistency.

RESPONSE: Please be advised supplementally that the reference to the bank loans in the principal amount of $4,231,207 under “Trends and Uncertainties” includes the outstanding loan amount of $3,610,443 plus an overdraft of $620,761 which totals $4,231,207. Such disclosure has been clarified in the 10-Q Amendment. Future filings will also make this distinction clearer so that there does not appear to be an inconsistency in the disclosure.

Pamela Long
Securities and Exchange Commission
August 28, 2013

Liquidity and Capital Resources, page 34

7.
We note that you had a bank overdraft in the amount of $620,761 during the nine months ended May 31, 2013.  Please tell us supplementally, with a view toward disclosure in future filings, what impact this overdraft has on the company, such as whether is may constitute a breach or default under any of your loan facilities.

RESPONSE: Please be advised supplementally that the overdraft is specifically provided for in certain of the loan facilities and is therefore not a breach or default thereunder. Such amounts are due on demand. Disclosure has been added with regard thereto under Trends and Uncertainties.

Attached hereto is a written acknowledgment of certain matters by the Company.

Please do not hesitate to contact the undersigned if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ David M. Kaye

David M. Kaye

cc:   ADGS Advisory, Inc.

August 28, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Pamela Long, Assistant Director

Re:	Life Nutrition Products, Inc. Amendment No. 2 to Form 8-K Filed July 23, 2013 Form 10-Q for the Period Ended May 31, 2013 Filed July 23, 2013 File No. 001-34274

Dear Ms. Long:

ADGS Advisory, Inc., formerly known as Life Nutrition Products, Inc. (the “Company”), hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.

Sincerely,

ADGS ADVISORY, INC.

/s/ Tso Yin Yee
Tso Yin Yee Chief Operating Officer